

Mail Stop 4546

February 6, 2017

Via E-mail
Shawn K. Singh
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, California 94080

**Re: VistaGen Therapeutics, Inc.
         Registration Statement on Form S-3
         Filed January 23, 2017
         File No. 333-215671**

Dear Mr. Singh:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 25

1. Please incorporate by reference your Form 8-K filed September 27, 2016 pursuant to Item 12(a)(2) of Form S-3.

Exhibit Index

2. Please file the legal opinion as Exhibit 5.1 to your registration statement pursuant to Item 601(b)(5) of Regulation S-K. Please note that we may have further comments based on our review of the opinion.

3. Please file the forms of indenture for senior and subordinated debt securities as Exhibits 4.4 and 4.5 pursuant to Item 601(b)(4) of Regulation S-K.

4. We note your indication that you may file Exhibits 25.1 and 25.2 as exhibits to a current report on Form 8-K or pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939. Please note that you must separately file the Form T-1s under the electronic form type "305B2" and not in a Form 8-K. Please refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise your exhibit index accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Jessica R. Sudweeks, Esq.
        Disclosure Law Group